Annual Shareholder Meeting Results:

The Funds held their annual meetings of shareholders on December 14, 2010. Common/Preferred shareholders voted as indicated below:

Income Strategy:

								Withheld
					Affirmative 		Authority
Election of James A. Jacobson*
Class II to serve until 2011 		       636 		  1,327
Re-election of Hans W. Kertess
Class I to serve until 2013 		19,523,831 		399,881
Re-election of William B. Ogden, IV
Class I to serve until 2013 		19,486,537 		437,175
Election of Alan Rappaport*
Class I to serve until 2013 		       636		  1,327

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Paul Belica and John C. Maney+, continued to serve as Trustees of Income Strategy.

* Preferred Shares Trustee
+ Interested Trustee